Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Re: Law Enforcement Associates Corporation

We are the former independent auditors for Law Enforcement Associates Corporation • (the "Company"). We have read the Company's proposed disclosure in the section "Changes in Registrant's Certifying Accountant" as included in Section 4.01 of the Form 8-K which the Company proposes to file the week of May 27, 2008. We are in agreement with the disclosure in that section, insofar as it pertains to our firm.

May 29, 2008	By:	/s/ Baum and Company PA
Baum and Company PA